KW 3/8/14

RECEIVED FEB 26 2014 191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66966

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2596 Grassy Spring Pl
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Lind (818) 790-7007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas Horsfall Murphy + Pindroh LLP
(Name – *if individual, state last, first, middle name*)

101 E. Corson (Address) Pasadena (City) CA (State) 91103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046445

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Berkshire Bridge Capital, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Lack of Segregation of Duties

Berkshire Bridge Capital, LLC has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pinchot, LLP

Pasadena, California
January 22, 2014

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2013

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

Report on the Financial Statements

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Schedules I-III on pages 9 - 11 are presented for purposes of additional analysis and are not a required part of the financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I - III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is in Schedules I - III fairly stated in all material respects in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 22, 2014

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	166,055
Prepaid Expenses		1,980
TOTAL CURRENT ASSETS		168,035
TOTAL ASSETS	$	168,035

MEMBERS' EQUITY

MEMBERS' EQUITY		
Members' Equity	$	168,035
TOTAL MEMBERS' EQUITY		168,035
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	168,035

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF INCOME
For Year Ended December 31, 2013

Revenue		
Commission income	$	73,250
Reimbursed expenses		3,968
Interest income		18
Total Revenue		77,236
Expenses		
Commission		41,860
Travel expenses		15,395
Professional fees		6,600
Telephone and telecommunications		4,338
Office expenses		3,821
Taxes and licenses		2,145
Insurance		850
Utilities		581
Seminars		200
Contributions		50
Total Expenses		75,840
Net Income	$	1,396

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2013

Balance at December 31, 2012	$	166,639
Net Income		1,396
Balance at December 31, 2013	$	168,035

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,396
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Prepaid expenses	(1,111)
Net Cash Provided by Operating Activities	285
CASH FLOW FROM FINANCING ACTIVITIES	
NET INCREASE IN CASH DURING THE YEAR	285
CASH, BEGINNING OF PERIOD	165,770
CASH, END OF PERIOD	$ 166,055

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company is an Introducing Broker Dealer engaging in the private placement of securities and other investment banking activities. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2013 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2011.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentration of Credit Risk

For the year ended December 31, 2013, approximately 92% of the Company's revenue was earned from two customers.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2013, the Company had net capital, as defined, of $162,980, which exceeded the statutory requirement of $5,000 by $157,980.

3. SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 22, 2014 which is the date the financial statements were available to be issued.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2013

Net Capital	
Members' Equity	$ 168,035
Total members' equity qualified for net capital	168,035
Total capital and allowable subordinated borrowings	168,035
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	1,981
Haircuts/Other Charges	3,074
Net Capital	$ 162,980
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 157,980
Excess net capital at 120%	$ 156,980
Percentage of aggregate indebtedness	- %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).